FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

For the month of July 2005

Commission File Number 333-7182-01

                                   CEZ, a. s.
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                 (Translation of registrant's name into English)

                                c/o Duhova 2/1444
                                 140 53 Prague 4
                                 Czech Republic
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                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                      Form 20-F  X           Form 40-F
                                ---                    ---

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
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Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                             Yes              No  X
                                 ---             ---

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
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

The following information was filed by CEZ, a. s. in Czech language with the Prague Stock Exchange as required by its rules and regulations:

CEZ is prepared to submit to the government a bid for the purchase of a 55% interest in Severoceske doly that would increase its 37% interest in the company

CEZ welcomes the government's decision because the opportunity to obtain a majority interest in Severoceske doly wherein CEZ already owns more than 37% is of significance for CEZ's future.

"This is a possibility to gain security with regard to future operation of new or completely renovated powerplants into which CEZ will invest over CZK 100 billion in the years to come. The actual ownership provides us with greater security in terms of a reliable operation of the powerplants in the future," said Martin Roman, CEZ's Chairman of the Board of Directors and CEO.

CEZ and Severoceske doly are interdependent to a great degree - 80% of SD's production is for CEZ, covering 60% of CEZ's requirements, and the acquisition of SD by CEZ this is the sole logical solution. Competitors are organized along the same lines.

Unlike black coal, brown coal cannot be exported and freely traded (it is used only in the Czech Republic and the former East Germany, and because of its low calorific value in proportion to volume, long-distance transport is uneconomical); on the other hand, powerplants are designed and tailored to the burning of coal with specific properties and that cannot be easily changed. Ownership structure notwithstanding, there is no market environment to speak of.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                 CEZ, a. s.
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                                                (Registrant)

Date:  July 13, 2005



                                      By: /s/ Libuse Latalova
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                                             Libuse Latalova
                                       Head of Finance Administration